SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

FORMULA SYSTEMS (1985) LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

346414 105

(CUSIP Number)

Guy Bernstein Emblaze Ltd. 22 Zarhin Street Ra'anana, Israel +972-9-7699500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 346414 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emblaze Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,590,420
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,590,420
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,590,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.35%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D amends certain information set forth in the Schedule 13D filed by the reporting person with the Securities and Exchange Commission on November 30, 2006 (the “Initial Schedule 13D”). This Amendment No. 1, like the Initial Schedule 13D, relates to the ordinary shares, nominal value NIS 1.00 per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive office of the Issuer is 3 Abba Eban Boulevard, Herzeliya, Israel. Except as set forth in this Amendment No. 1, all information included in the Initial Schedule 13D is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person financed the acquisition of the Ordinary Shares underlying this Amendment No. 1 to Schedule 13D as follows:

(i)     The acquisition of 273,000 Ordinary Shares (for an aggregate purchase price of approximately $3.34 million) was financed through the use of a line of credit provided to the reporting person by HSBC Bank in New York.

(ii)     The acquisition of 265,183 Ordinary Shares (for an aggregate purchase price of approximately $3.35 million) was financed through the use of personal funds.

Item 4. Purpose of Transaction.

The reporting person does not have any plan or proposal which relates to or would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The reporting person may purchase or sell additional Ordinary Shares in open market or in privately negotiated transactions, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a)     The reporting person is the beneficial owner of 5,590,420 Ordinary Shares, constituting 42.35% of the issued and outstanding Ordinary Shares.

(b)     The reporting person has the sole power to vote and direct the vote and the sole power to dispose or to direct to dispose all of the Ordinary Shares underlying this Amendment No. 1 to Schedule 13D.

(c)     In the last 60 days, the reporting person purchased Ordinary Shares as set forth below:

(i)	December 6, 2006 – 35,000 Ordinary Shares, $12.67 per Ordinary Share, in open market transactions.

(ii)	December 7, 2006 – 25,000 Ordinary Shares, $12.95 per Ordinary Share, in open market transactions.

(iii)	December 11, 2006 – 4,000 Ordinary Shares, $13.16 per Ordinary Share, in open market transactions.

(iv)	December 20, 2006 – 198,000 Ordinary Shares, $12.59 per Ordinary Share, in a privately negotiated transaction.

(v)	December 20, 2006 – 3,183 Ordinary Shares, $12.27 per Ordinary Share, in open market transactions.

(vi)	December 21, 2006 – 220,000 Ordinary Shares, $12.18 per Ordinary Share, in a privately negotiated transaction.

(vii)	December 21, 2006 – 33,000 Ordinary Shares, $12.42 per Ordinary Share, in a privately negotiated transaction.

(viii)	December 21, 2006 – 20,000 Ordinary Shares, $12.54 per Ordinary Share, in a privately negotiated transaction.

(d)     None.

(e)     Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Emblaze Ltd. By: /s/ Guy Bernstein —————————————— Guy Bernstein Chief Financial Officer

Dated: December 26, 2006